Performance for the Second Quarter ended September 30, 2010

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Safe Harbour

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarter ended June 30, 2010.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Products and Platforms
- Infosys BPO
- Human Resources
- Infrastructure
- Outlook
- Summary

Financial Performance

Highlights...

- Revenues were Rs. 6,947 crore for the quarter ended September 30, 2010;
  QoQ growth was 12.1%; YoY growth was 24.4%
- Net profit after tax was Rs. 1,737 crore for the quarter ended September 30, 2010;
  QoQ growth was 16.7%; YoY growth was 13.2%
- Earnings per share was Rs. 30.41 for the quarter ended September 30,2010; QoQ growth was 16.7%; YoY growth was 13.0%

...Highlights

- 27 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 14,264 employees (net addition of 7,646) for the quarter by Infosys and its subsidiaries
- 1,22,468 employees as on September 30, 2010 for Infosys and its subsidiaries
- Declared an interim dividend of Rs. 10 per share and a 30th year special dividend of Rs. 30 per share (Previous year interim dividend of Rs.10 per share). The record date for the payment of dividend is October 22, 2010.

Financial Performance

Unaudited Condensed Consolidated Statement of Comprehensive Income for three months ended,

(As per IFRS)

In Rs. crore, except share data

Particulars	September 30,		Growth (%)	June 30, 2010	Growth % in Q2 11 over Q1 11
	2010	2009			
Revenues	**6,947**	**5,585**	**24.4**	**6,198**	**12.1**
Cost of sales	3,971	3,203	24.0	3,648	8.9
Gross profit	**2,976**	**2,382**	**24.9**	**2,550**	**16.7**
Operational expenses:					
Selling and marketing expenses	*380*	*276*	*37.7*	*339*	*12.1*
Administrative expenses	*498*	*413*	*20.6*	*456*	*9.2*
Total operating expenses	**878**	**689**	**27.4**	**795**	**10.4**
Operating profit	**2,098**	**1,693**	**23.9**	**1,755**	**19.5**
Other income, net	267	239	11.7	239	11.7
Profit before income taxes	**2,365**	**1,932**	**22.4**	**1,994**	**18.6**
Income tax expense	628	397	58.2	506	24.1
Net profit	**1,737**	**1,535**	**13.2**	**1,488**	**16.7**
Earnings per equity share					
Basic (Rs.)	**30.41**	**26.91**	**13.0**	**26.06**	**16.7**
Diluted (Rs.)	**30.40**	**26.87**	**13.1**	**26.05**	**16.7**

Operational Performance

Region wise Revenue

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Sep 30, 2010 %	June 30, 2010 %	Sep 30, 2009 %	Sep 30, 2010 %	Sep 30, 2009 %
North America	65.8	67.3	65.9	66.4	64.9
Europe	21.8	20.3	23.2	21.6	24.4
India	2.1	1.7	1.2	1.6	1.2
Rest of the world	10.3	10.7	9.7	10.4	9.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Effort and Utilization

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Sep 30, 2010 %	June 30, 2010 %	Sep 30, 2009 %	Sep 30, 2010 %	Sep 30, 2009 %
Effort					
Onsite	24.5	22.9	22.6	23.2	22.9
Offshore	75.5	77.1	77.4	76.8	77.1
Utilization					
Including trainees	74.3	73.0	67.3	71.4	67.6
Excluding trainees	81.2	78.7	73.2	78.4	73.2

Revenues by Project type

REVENUE BY PROJECT TYPE*					
	Quarter ended			LTM	
	Sep 30, 2010 %	June 30, 2010 %	Sep 30, 2009 %	Sep 30, 2010 %	Sep 30, 2009 %
Fixed price	39.9	39.0	38.0	39.2	37.7
Time & materials	60.1	61.0	62.0	60.8	62.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Onsite-Offshore Revenue split

	Quarter ended			LTM	
	Sep 30, 2010 %	June 30, 2010 %	Sep 30, 2009 %	Sep 30, 2010 %	Sep 30, 2009 %
Revenue					
Onsite	50.2	48.0	46.0	47.7	46.1
Offshore	49.8	52.0	54.0	52.3	53.9

Customer Concentration

CLIENT DATA					
	Quarter ended			Year ended	
	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Mar 31, 2010	Mar 31, 2009
Number of clients					
Active	592	590	571	575	579
Added during the period	27	38	35	141	156
Accounting for > 5% of revenue	–	–	–	–	1
Number of million* dollar clients					
1 million dollar +	337	341	330	338	327
5 million dollar +	173	170	150	159	151
10 million dollar +	113	103	96	97	101
20 million dollar +	66	60	59	59	59
30 million dollar +	48	43	41	41	39
40 million dollar +	37	34	32	33	30
50 million dollar +	27	26	21	26	20
60 million dollar +	18	17	15	16	16
70 million dollar +	15	13	11	12	12
80 million dollar +	12	11	9	10	10
90 million dollar +	11	10	6	8	7
100 million dollar +	10	8	5	6	4
200 million dollar +	2	1	1	1	1
300 million dollar +	–	–	–	–	1
Client contribution to revenue					
Top client	4.7%	4.9%	4.6%	4.6%	6.9%
Top 5 clients	15.8%	15.4%	16.5%	16.4%	18.0%
Top 10 clients	26.7%	26.1%	26.2%	26.2%	27.7%
Repeat business	98.4%	99.4%	98.0%	97.3%	97.6%
Account receivables – LTM (in days)	63	60	56	59	62

LTM – Last Twelve Months
**** LTM Revenues***

Awards and Recognitions

- In recognition of our management and strategic planning practice, we were given the 2010 Force of Ideas award by the Corporate Executive Board, Washington D.C.
- We won the North America Oracle Titan Award for 'Outstanding Customer Solutions by a Leading Partner' during Oracle® OpenWorld 2010.
- We received another Titan Award for the successful implementation of Oracle Warehouse Management System (WMS) for Cummins Inc.
- The award for the Best ITSM (IT Service Management) Project of the Year was awarded to Telstra and Infosys by itSMF Australia.
- Infosys BPO won the CMO Asia Award for Excellence in Branding and Marketing for its initiative to promote thought leadership and its relationship with analysts, media and other key influencers.

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- Our solutions have been driving transformation for our existing and new clients, helping them streamline and diversify their businesses.
- We are working with a global food and beverage major to enhance systems in their Product Lifecycle Management and Laboratory Information Management System applications.
- We are also supporting the global product creation systems for a US-based sportswear and equipment major to help the client build next generation Product Lifecycle Management platforms.
- We are working with a major oilfield service provider, to develop and support technology products that will help oil and gas operators optimize production.
- We were selected by an international power company to work on its global financial consolidation project.
- We are working with a publication house to transform its order management value chain to increase revenues and improve customer engagement.
- A global financial services company selected us to roll out a new broker / dealer platform for its client and advisor base.

Products and Platforms

Finacle™

- Gartner Inc. positioned Infosys in the Leaders Quadrant of the recently released 'Magic Quadrant for International Retail Core Banking (IRCB) 2010' report for its Finacle™ core banking solution. Finacle™ continued its business momentum, adding 11 wins this quarter. Of these, four were from the Europe, Middle East and Africa (EMEA) region and seven from the Asia Pacific region. Eleven client projects went live on Finacle during the quarter.
- We crossed another milestone as Innovation Partner to banks with the launch of Finacle analyz™, a comprehensive analytics solution that empowers bank staff to make faster, insight-based decisions to strengthen customer relationships and improve profitability.

Flypp™

- Flypp™, the smart mobile application platform from Infosys, went live with Aircel, powering its PocketApps application store. The Aircel store offers over 2,000 mobile applications across seven different categories – Everyday Convenience, Education & Career, Finance, Health & Living, Games, Music & Fun and Socially Connected. Powered by Flypp™, Aircel PocketApps is accessible on more than 3,800 different handsets.

Infosys iEngage™

- The Infosys iEngage™ digital consumer platform has been selected by one of the world's leading semiconductor companies to deliver next generation eCommerce for its direct-to-consumer division servicing North America and four countries across Europe.
- We also announced a strategic partnership with Jive Social Business Software for the Infosys iEngage™ digital consumer platform. This relationship will enhance the customer and employee engagement functionalities in Infosys iEngage™. Infosys will work closely with Jive in three areas – product roadmap, platform expertise, and best practice sharing.

Infosys BPO

Infosys BPO

Infosys BPO's services continue to be in demand. A leading European life insurance company engaged us to assess cost reductions through back office policy servicing. We were engaged by a leading pharmaceutical company to provide multilingual support across 16 European countries. A large global bank opted for our services to identify and improve process efficiency in its wholesale banking operations. We are harmonizing all processes for a global player in the healthcare, lifestyle and lighting space. We were selected by a leading software company to execute editorial review and fraud process work for one of its key operations.

Process innovation

During the second quarter, Infosys applied for **18 patent applications in India and the US.** With this, Infosys has an aggregate of **256 patent applications (pending) in India and the US** and has been granted **15 patents by the United States Patent and Trademark Office.**

Human Resources

Human Resources

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Mar 31, 2010	Mar 31, 2009
Total employees	1,22,468	1,14,822	1,05,453	1,13,796	1,04,850
S/W professionals	1,15,972	1,08,495	97,594	1,06,864	97,349
Billable	99,667	95,863	87,798	93,254	86,306
Banking product group	5,178	5,029	2,800	4,730	2,349
Trainees	11,127	7,603	6,996	8,880	8,694
Sales & Support	6,496	6,327	7,859	6,932	7,501
Gross addition	14,264	8,859	6,069	27,639	28,231
Net addition	7,646	1,026	1,548	8,946	13,663
Lateral employees	4,138	2,942	1,064	4,895	5,796
Attrition % (LTM)*	17.1%	15.8%	10.9%	13.4%	11.1%

** Excluding subsidiaries*

Infrastructure

Infrastructure

- As on September 30, 2010, the company had 26,578,158 sq. ft of space capable of accommodating 112,931 employees and 2,685,715 sq. ft under completion capable of accommodating 21,125 employees

Outlook

IFRS – Consolidated

Outlook under IFRS – consolidated*

- *Quarter ending December 31, 2010*
- Revenues are expected to be in the range of Rs. 6,884 crore and Rs. 6,953 crore; YoY growth of 19.9% to 21.1%
- Earnings per share (EPS) is expected to be in the range of Rs. 29.37 and Rs. 29.89; YoY growth of 7.5% to 9.4%
- *Fiscal year ending March 31, 2011***
- Revenues are expected to be in the range of Rs. 26,951 crore and Rs. 27,165 crore; YoY growth of 18.5% to 19.4%
- Earnings per share (EPS) is expected to be in the range of Rs.115.07 and Rs.117.07; YoY growth of 5.5% to 7.4%

* *Conversion 1 US$ = Rs. 44.50*

** *Excluding the income from the sale of our investment in OnMobile Systems, Inc. of Rs. 48 crore in fiscal 2010, the EPS growth is expected to be in the range of 6.4% to 8.2%*

Summary

Summary

- Though the economic environment continues to be challenging, we have leveraged our client relationships, solutions and investments to grow faster in this quarter, There are significant drivers for investment in Information Technology since any transformation program to 'build tomorrow's enterprises requires these investments to be made. We are partnering with our clients on these initiatives.
- We continue to successfully manage and meet our clients operational requirements, delivering higher returns on their investments.
- Our innovative prowess continues to gain favor with clients.
- Our portfolio of services and our enhanced focus on solutions as well as new engagement models are providing a compelling value proposition to our clients, We continue to see stronger volume growth with greater traction in financial services and retail.
- Our operating margins improved during the quarter while our liquidity position was further strengthened with cash and cash equivalents reaching US $3.9 billion, However, the continued global economic uncertainty, coupled with extreme currency volatility, is a concern for the industry.
- We have seen record hiring this quarter and attrition has decreased, Our new career architecture is showing positive results.

Thank You

www.infosys.com